March 15, 2013

Via EDGAR Correspondence

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	HSBC Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2012

File No. 001-08198

Dear Ms. Ciboroski:

This letter is the response of HSBC Finance Corporation (the “Company” or “HSBC Finance”) to the comment letter issued by your office dated December 31, 2012 with respect to the HSBC Finance Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) and Quarterly Report for the quarter ended September 30, 2012 (the “September 2012 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition…, page 27

Segment Results – IFRSs Basis, page 64

1. We note your disclosure that as a result of your review performed to evaluate best disclosure practices, you reported impaired loans of $19.3 billion as of December 31, 2011, which was $12.2 billion higher than what otherwise would have been reported. You also note that as a result of the adoption of ASU 2011-02 during the third quarter of 2011, you reported an additional $4.8 billion of TDRs at September 30, 2011, as well as an additional $3.0 billion during the fourth quarter of 2011 per your disclosure on page 150. We understand from your policy disclosure on page 132 that all TDRs would be considered impaired loans. Please tell us the key drivers, quantified separately, of

March 15, 2013

the $12.2 billion increase in impaired loans given that it is driven by factors other than just new TDRs. In this regard, we have considered the response to prior comment 8 from the HSBC Holdings plc letter dated September 14, 2012, as well as the disclosures from page 133 of HSBC Holdings plc Form 20-F, and it is still not clear to us of the specific factors that drove the dramatic increase in impaired loans at HSBC Finance as of December 31, 2011.

Response:

As mentioned in the response to prior comment 8 from the HSBC Holdings plc (“HSBC Holdings”) Form 20-F review, HSBC Holdings adopted a revised impaired loan disclosure policy during 2011, which incorporated a more stringent policy for disclosing renegotiated loans as impaired. The key drivers of the $12.2 billion increase in impaired loans were as follows:

i)	Re-aged loans (other than first-time, early stage delinquency re-ages) less than 90 days past due which had not demonstrated a history of repayment performance against the original contractual terms for at least 12 months—$5.2 billion.

ii)	Temporarily modified loans less than 90 days past due which had not demonstrated a history of repayment performance for typically 18 months after the modification date—$5.6 billion.

iii)	Partially written-off loans, which as a result of further payments by the borrower, were less than 90 days past due—$1.2 billion.

iv)	Loans in the process of modification, which have not yet met the number of required payments to qualify (trial modifications)—$0.1 billion.

v)	Unsecured bankrupt loans, which are less than 90 days past due—$0.1 billion.

As a result of the more stringent conditions, HSBC Finance now classifies a substantial portion of its re-aged and modified retail loans as impaired under IFRSs until the borrower demonstrates re-performance and there are no other indicators of impairment. This change was applied retrospectively from January 1, 2007, the earliest date data was available, to the entire portfolio which was different from the adoption of ASU 2011-02 which was required to be applied retrospectively to all restructurings occurring on or after January 1, 2011. The policy disclosure on page 132 that all TDRs are considered impaired loans is related to U.S. GAAP and is different from our disclosure policy for impaired loans under IFRSs which is disclosed on page 65. Further analysis of the increase in TDR balances can be found in our responses to questions 10 and 14 below.

We believe the key drivers of the $12.2 billion increase in impaired loans during 2011 summarized above would provide useful information to a reader of our financial statements and, as a result, we added the disclosure above to our Consumer segment disclosure on page 61 in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).

March 15, 2013

Credit Quality, page 69

2. You appear to have made multiple changes to your methodology for estimating your allowance for loan losses. For example, you disclose on page 65 that you adopted a revised disclosure convention for impaired loans, a refinement of loan portfolio segmentation in the current year, and improved assumptions about default and severity rates. On page 156 you disclose that you made multiple changes related to your estimation of severity and the information used when projecting cash flows. Please revise your future filings to separately quantify the impact of each of these and all other changes made to your methodology in the current year in enough detail for a reader to understand the impact each change had on your provision. Refer to ASC 310-10-50-11B(d).

Response:

As disclosed in the segment information beginning on page 65 presented in MD&A under IFRSs, we refined our loan classification methodology in the third quarter of 2011 to provide greater segmentation of loans based on their credit risk characteristics. The increase to our population of impaired loans and the refinements to our provisioning calculations resulted in a net incremental loan impairment charge under IFRSs of $148 million during the third quarter of 2011. Separately, we also made additional enhancements to our loss severity estimates which resulted in an additional loan impairment charge of $56 million. This collectively resulted in an increase to our loan impairment charge of $204 million during the third quarter of 2011. Because we do not calculate impairment allowances at the individual loan level for loans collectively assessed for impairment, quantification of the impact of changes to our loss outcome periods becomes very challenging. The changes in methodology under IFRSs involved multiple inter-related changes in segmentation of loans for the purposes of applying different roll rate calculations to estimate the effect on estimated future cash flows, together with the other changes described in HSBC Holdings’ response to prior question 8.1 in your letter dated July 25, 2012.

The two main components of the additional enhancements under IFRSs made to loss severity estimates resulting in an estimated $56 million increase to loan impairment at the time of the change in the third quarter of 2011 ($98 million reflected HSBC Holdings’ estimate of the full year impact) were as follows:

		(Dollars in millions)

i)	Increase in impairment allowances on accounts which had been written down to the fair value less costs to obtain and sell the underlying collateral based on broker price opinions as we began to see a pattern in 2011 for lower estimates of value after the more detailed property valuations were performed which include information obtained from walk-through of properties after HSBC Finance obtained title. This is shown as a portfolio valuation adjustment against accounts at fair value in the table below.	$351

ii)	Reduction in impairment allowances related to accounts collectively assessed for impairment. Historically, loss estimates on these accounts were based on a recent average total losses incurred at the time the loans were transferred to Real Estate Owned (“REO”). Due to the significant reduction in loans transferred to REO during 2011 as a result of foreclosure delays and concentrations in mix of loans transferred to REO in certain states that are no longer representative of our portfolio of loans requiring credit loss reserves, we determined that the best estimate of severity should be based on an average of recent broker price opinions received.	(295)

		$56

As we are not able to quantify each of the changes individually which make up the total change to the impairment allowance of $204 million as described above, we have however provided an estimate of the impairment allowances on each of our loan segments before and after the changes as you requested in the table below. The overall level of impairment allowance and the ratio of impairment allowance to gross loans and advances remained relatively consistent both before and after the changes were implemented.

HSBC Finance Portfolio - Q3 2011 Estimated Impairment Allowance prior to the Changes

(Dollars in millions)

	Gross Loans and Advances	Impairment Allowances	Impairment Allowances Rate
Collectively assessed loans	$37,600	$2,705	7.2%

Renegotiated impaired loans	7,959	2,528	31.8%

Accounts at fair value (1)	5,829	678	11.6%

Total Portfolio	$51,389	$5,911	11.5%

March 15, 2013

HSBC Finance Portfolio - Q3 2011 Impairment Allowance after the Changes

(Dollars in millions)

	Gross Loans and Advances	Impairment Allowances	Impairment Allowances Rate
Collectively assessed loans	$32,187	$1,355	4.2%
Performing loans	21,015	490	2.3%
Previously impaired loans	6,498	397	6.1%
Accounts with a first time re-age less than 60 days past due	3,974	233	5.9%
Acquired loans	701	116	16.5%
Statistical adjustments		120

Renegotiated impaired loans	13,372	3,731	27.9%

Accounts at fair value (1)	5,829	678	11.6%

Valuation imprecision on accounts at fair value		351

Total Portfolio	$51,389	$6,115	11.9%

(1) Impairment allowances on accounts at fair value primarily represents the impact of discounting expected collateral recoveries.

Following are summaries of the components of each of the loan segments used both before and after the change:

Segment descriptions prior to the changes

•

Collectively assessed—represented all accounts that were not included within the renegotiated impaired segment or accounts at fair value segment. We utilized a loss outcome period of 7 months for this segment.

•

Renegotiated impaired—generally included longer-term modifications defined as modification of 12 months in duration or multiple modifications of less than 12 months but greater than 12 months in the aggregate. This segment excluded accounts that had been 180 days past due and were carried at fair value. We estimated lifetime losses for this segment.

•

Accounts at fair value—all accounts which have been evaluated for a partial write-off which occurs when an account reaches 180 days past due. These accounts are carried at the fair value of the collateral, less cost for obtaining and selling the collateral.

March 15, 2013

Segment descriptions after the changes

•

Performing loans—generally represents all accounts that are not included within any of the other loan segments. Within the performing loan segment, we began further segmenting accounts in September 2011 by the following sub-segments: i) high severity states, ii) high delinquency states, and iii) the remaining states. For our consumer lending first lien real estate accounts within these sub-segments, we further segment accounts based on whether they were originated prior to 2006 or after that date. We continue to utilize a loss outcome period of 7 months for this segment.

•

Previously impaired—represents accounts which have been previously classified as renegotiated impaired loans (all modifications and re-ages, except for first time re-ages less than 60 days past due), but have subsequently met the payment performance requirements to migrate out of renegotiated impaired loans. This segment does not include accounts that have been 180 days past due and met the condition to be carried at fair value. We utilize a loss outcome period of 7 months once accounts have met the conditions for this loan segment and have re-performed based on the performance requirements for renegotiated impaired loans.

•

Accounts with a first time re-age less than 60 days past due—represents accounts which have received a first time re-age while less than 60 days past due without any previous renegotiation. This segment does not include accounts that have been 180 days past due and met the condition to be carried at fair value. We utilize a loss outcome period of 7 months for this segment with a statistical overlay to reflect an outcome period of 12 months for the recently re-aged loans.

•

Acquired loans—represents a portfolio of loans which HSBC Finance acquired. The accounts within this acquired portfolio remain within this segment unless they receive a renegotiation (all modifications and re-ages, except for first time re-ages less than 60 days past due) at which point the loans are reclassified to the renegotiated impaired loan segment or they receive a partial write-off at 180 days past due whereby the account would be reclassified to the accounts at fair value segment. We utilize a loss outcome period of 7 months for this segment.

•	Statistical adjustments—represents other portfolio risk factors not reflected at the segment level.

•

Renegotiated impaired loans—includes accounts which have received a renegotiation (all modifications and re-ages, except for first time re-ages less than 60 days past due) which have not demonstrated subsequent reperformance to be classified into the previously impaired segment. Accounts remain classified within this loan segment unless they demonstrate sufficient reperformance. Loss outcome windows for this segment range from 19 months to 25 months based on the type of renegotiation. For example, loans which have received a modification are measured in this pool using a loss outcome window of 25 months which provides: i) a six month period of time where the borrower makes payments at the lower concessionary rate; ii) a 12 month period of time where the borrower is required to make payments on the original terms; and iii) a seven month roll rate migration period covering the period of time from when a loan was last current through to write-off, to estimate incurred losses in those loans eventually completing the 18 month period. This segment excludes accounts that had been 180 days past due and were carried at fair value.

•

Accounts at fair value—all accounts which have been evaluated for a partial write-off which occurs when an account reaches 180 days past due. These accounts are carried at the fair value of the collateral, less cost for obtaining and selling the collateral.

March 15, 2013

Under U.S. GAAP, we made certain changes relating to our loss reserving estimation process as described in our 2011 Form 10-K. These changes in estimation were necessary because previous estimation techniques no longer represented the composition of the run-off portfolio or the current environment, as opposed to general enhancements to our modeling techniques. The changes resulted in a net increase to our credit loss reserves of approximately $175 million on a U.S. GAAP basis, or approximately 4 percent of the total loan impairment charge for 2011. Because of the inter-related nature of the changes made, combined with the re-segmentation of the portfolio, it was difficult to determine the precise amount attributable to each change. These changes involved enhancements to the process for determining loss severity associated with real estate loans; revisions to our estimate of projected cash flows for TDR Loans; and increased segmentation of the loan portfolio based on the risk characteristics of the underlying loans.

We have added new disclosure on the Provision and Credit Losses for 2011 in Management’s Discussion and Analysis (“MD&A”) on page 37 of our 2012 Form 10-K as follows:

“During the third quarter of 2011, we reviewed our existing models for determining credit loss reserves. As part of this process, we considered recent environmental activity including the impact of foreclosure delays, unique characteristics of our run-off portfolio and changes in how loans are ultimately running off. As a result, we made the following enhancements to our credit loss reserve estimation process during the third quarter of 2011. These changes in estimation were necessary because previous estimation techniques no longer represented the composition of the run-off portfolio or the current environment. The changes resulted in a net increase to our provision for credit losses of approximately $175 million. Because these changes were inter-related and included re-segmentation of the portfolio, it is difficult to determine the precise amount of each item. However, we have used a reasonable method to approximate the impact of each change as described below:

i)

Severity—Enhancements were made to the process for determining loss severity associated with real estate secured loans. These enhancements resulted in a net decrease to our provision for credit losses of approximately $75 million. The loss severity changes were comprised of two main components. The first component relates to adjustments we determined were required to be made to broker price opinions used to determine the fair value of the collateral less costs to sell when loans became 180 days contractually delinquent. In 2011, we began to see a pattern of lower estimates of collateral value after the more detailed property valuations were performed which include information obtained from a walk-through of the property after we obtained title and determined this difference should be considered in our estimate of loss severity. This component resulted in an increase to our credit loss reserves of approximately $350 million for loans which had been written down to the

March 15, 2013

fair value of the collateral less costs to sell. The second component relates to loss severity estimates on real estate loans collectively evaluated for impairment Historically, loss estimates on these accounts were based on a recent average total losses incurred at the time the loans were transferred to Real Estate Owned (“REO”). Due to the significant reduction in loans transferred to REO during 2011 as a result of foreclosure delays and concentrations in mix of loans transferred to REO in certain states, these most recent averages of total loss were no longer representative of the loss severity associated with our outstanding loan portfolio based on geographical mix. As a result, we determined that the best estimate of loss severity should be based on an average of recent broker price opinions received (as adjusted for information obtained from a walk-through of the property discussed above). We obtain broker price opinions on receivables that are greater than 180 days delinquent every six months. These broker price opinions provide our best estimate of the value of the properties that are likely to transfer to REO. Therefore, we utilized this information when estimating the loss severity on our loan portfolio. This component resulted in approximately a $425 million reduction in our credit loss reserves for these loans.

ii)	Projected Cash Flows—We revised our estimate of projected cash flows for TDR Loans which resulted in an increase in credit loss reserves of approximately $260 million on our existing population of TDR Loans. This impact was principally comprised of two factors which we have not attempted to quantify individually:

a.	First, prior to the third quarter of 2011, our projections included macroeconomic assumptions incorporating recent portfolio performance. During the third quarter of 2011, we began to rely more heavily on portfolio performance as the macroeconomic forecast included home price appreciation. We concluded it was appropriate to follow a more conservative approach and eliminate the use of these forward looking macroeconomic factors in light of growing uncertainty of forecasting these factors in the current environment.

b.	Second, the revised estimate of cash flows included a change in assumptions regarding both the amount of interest that would not be collected on existing TDR Loans and the timing of interest collections based on changes in the economic environment, including the elongated timeframes associated with completing foreclosure.

iii)	Portfolio Re-segmentation—Changes were made to increase the segmentation of the portfolio affecting the weighting of severity rates used (as previously discussed) for these more granular portfolios, the historical roll rates for each of the more granular portfolios as well as the estimated loans that would ultimately go to foreclosure. The revised segmentation considered specific characteristics of the portfolio such as year of origination, location of the property and underlying economic factors present where the property is located. Segmenting the portfolio based on these risk characteristics provides greater risk differentiation based on the underlying trends in our portfolio and will be more responsive to the changing portfolio characteristics in the future as the loan portfolio continues to run-off. We estimate these changes had a net impact of reducing credit loss reserves by approximately $10 million.”

March 15, 2013

3. In footnote 3 to the tabular disclosure on page 71, you disclose that you do not include accrued finance charges associated with certain of your receivables even though reserves for those amounts are included. As you appear to present amounts in the numerator of various credit ratios that do not relate to balance included in the denominator, please revise your future filings to separately disclose the amount of reserves related to your accrued finance receivables and related effect on the disclosed ratios. Alternatively, please exclude amounts related to accrued finance receivables from these ratios as they do not relate to the balance of any receivable types presented.

Response:

We have updated our disclosures on page 64 of our 2012 Form 10-K to exclude credit loss reserves related to accrued finance receivables from the ratios presented.

4. Your disclosures indicate that you perform a significant amount of re-ages and that you may re-age a loan more than once. Considering the material level of non-accrual and two-months-and-over delinquent loans and the impact that a re-age may have on those loans, please revise your future filings to include a tabular roll forward of both nonaccrual and two-months-and-over delinquent loans for each period presented. This roll forward should include amounts related to newly delinquent or loans newly placed on nonaccrual, loans removed due to payment performance, loans that paid off, loans that were renegotiated or modified such that they are no longer two-months-and-over delinquent or on non-accrual as well as loans that are no longer delinquent or on non-accrual because they were re-aged.

Response:

Because of the nature of our sub-prime portfolios, we do not use credit quality information in this manner to manage the business. Our disclosures on page 87 of the 2011 Form 10-K include re-performance data for modifications and re-ages as well as the composition of the portfolio which has been subject to re-ages and or modifications. Page 88 includes aging statistics for modified and re-aged loans. These are credit quality indicators that we utilize in the management of our business and, accordingly, we believe they provide useful information to a reader of our financial statements. A majority of our re-age volume is performed on loans that are less than 60 days contractually delinquent. In 2012 and 2011, the percentage of loans re-aged that were less than 60 days contractually delinquent at the time of re-age as a percentage of total loans re-aged was approximately 60 percent.

Therefore, we have enhanced our existing disclosure by including information on the percentage of re-aged loans that are less than 60 days delinquent as a footnote to the re-age volume table currently disclosed as part of credit quality in MD&A. See footnote (4) to the table on page 77 of the 2012 Form 10-K for our disclosure, which we believe will give readers of our financial statements adequate insight on re-aged loans.

March 15, 2013

Customer Account Management Policies and Practices, page 85

5. On page 88, you disclose that in the past you used rewrites to assist your customers which involved the extension of a new loan but that the balance of these loans, as well as forbearance loans, is not significant. Please tell us the balance of each of these loans and provide us with a more detailed discussion of how you consider the rewrite loans in your allowance for loan losses. In this regard, clarify if they are individually or collectively evaluated and, if collectively evaluated, discuss whether they are evaluated as a separate loan pool.

Response:

We ceased utilization of account management programs involving re-writes and forbearance programs other than re-ages and modifications within our real estate secured loan portfolio in 2007 and ceased tracking the balance outstanding relating to these programs in 2009 as the remaining volume became immaterial. When last measured in 2009, the remaining outstanding balance relating to these programs on a continuing operations basis was approximately $19 million and, therefore, the outstanding balance today would be even lower due to attrition.

Given that the remaining outstanding balance of these loans is insignificant, we have removed the discussion of these account management programs from our 2012 Form 10-K.

Re-age Programs, page 90

6. We note the discussion of your re-age programs and that your policies and practices include various criteria for an account to qualify for re-aging, but do not require you to re-age the account. Please revise your future filings to provide a brief description of the types of criteria you consider to determine whether a customer is eligible for a re-age. If the criteria used differ for first time re-ages and loans that have already been previously re-aged, please provide a separate discussion for each.

Response:

Please refer to the table on page 86 of the 2011 Form 10-K, which summarizes the criteria which must be met for an account to be eligible for a modification or re-age. Eligibility criteria for a re-age, whether first-time or previously re-aged, are generally the same. The language referred to above was included in our disclosure to afford flexibility for unique situations which could arise where we may decide not to re-age an account even though the re-age criteria have been met. These situations are rare.

In our 2012 Form 10-K, we have expanded footnote (1) under the table on page 73 to include the following additional disclosure (underlining represents new disclosure):

“…….criteria may vary by product line. Eligibility criteria for re-ages are generally the same whether the account is a first time re-age or has been re-aged in the past. In addition to variances in criteria by product…”

Risk Management, page 99

Liquidity Risk Management, page 103

7. Please revise your future filings to provide a quantification of increased borrowing costs and amount of additional collateral you would be required to post in the event of a one or two notch downgrade. If quantification of these amounts is not possible, please provide disclosure of the notional or face amounts of contracts that would be at risk of additional borrowing cost or would require additional collateral to be posted.

March 15, 2013

Response:

Under the terms of our current collateral obligations under derivative contracts, we would not be required to post additional collateral in the event of a one or two notch downgrade in credit ratings. Additionally, we have no debt contracts outstanding that would be at risk of an increase in borrowing costs in the event of a downgrade.

We have included the following disclosure on page 86 of our 2012 Form 10-K:

“Maintaining our credit ratings is an important part of maintaining our overall liquidity profile. As indicated by the major rating agencies, our credit ratings are directly dependent upon the continued support of HSBC Holdings. A credit rating downgrade would increase future borrowing costs only for new debt obligations, if any. As discussed in previous filings, we do not currently expect to need to raise funds from the issuance of third-party long-term debt going forward, but instead we will be integrated into HSBC North America’s funding plans or receive direct support from HSBC Holdings or its affiliates. HSBC has historically provided significant capital in support of our operations and has indicated that they remain fully committed and have the capacity to continue that support.”

Financial Statements and Supplementary Data, page 121

Note 2. Summary of Significant Accounting Policies…, page 129

Provision and Credit Loss Reserves, page 131

8. We note your disclosure that for real estate secured loans, your credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, in the event of default based on historical and recent trends. Please revise future filings to disclose how often you update your assumption of severity, how the severity factor has changed over time and whether there has been any change in how the severity factor is estimated for your roll rate model. In this regard, we note your disclosure on page 156 that you utilize broker price opinions and on page 133 that these are updated every 180 days with downward adjustments made as necessary, but it is unclear how often you update your broker price opinions for your real estate collateralized loans where you are utilizing a roll rate model to estimate the allowance for loan losses. Please also briefly describe any adjustments made as a result of outdated information.

Response:

Assumptions in the roll rate model related to loss severity are updated monthly based on a rolling average of several months’ data using the most recently available historical information. As discussed on page 156 of the 2011 Form 10-K, loss severity estimates were determined historically based on the average total losses incurred at the time the loans were transferred to Real Estate Owned (“REO”). Due to the significant reduction in loans transferred to REO during 2011 as a result of foreclosure delays, and due to concentrations in the mix of loans transferred to REO in certain states that are no longer representative of our portfolio of loans requiring credit loss reserves, we determined that the best estimate of severity should be based on an average of recent broker price opinions received.

March 15, 2013

The broker price opinions received on accounts which have reached 180 days past due (which are not reserved for via a roll rate model as the accounts are held at the lower of cost or fair value of the collateral less costs to sell) are extrapolated to the population of accounts where losses are assessed via the roll rate model. In other words, if the recent price opinions on our 180 day past due loans, which have been partially charged-off, indicate that these loans have experienced a total severity of 40 percent, this severity rate would be applied within the roll rate model by segment for loans expected to default. The population of accounts that have reached 180 days past due is assessed on the basis of refreshed valuations each quarter end until the account moves to REO or other disposition. The most recent valuation is incorporated in the loss severity rate which is applied to the population of accounts where credit loss reserves are assessed based on our roll rate model. Accordingly, adjustments for outdated information are not required as the most recent information is regularly incorporated.

In our 2012 Form 10-K, we have expanded our accounting policy disclosure on Provision and Credit Loss Reserves as set out in Note 2 on page 114, to include the following disclosure (underlining represents new disclosure):

“….Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default based on historical and recent trends, which are updated monthly, based on a rolling average of several months’ data using the most recently available information. Delinquency status may be affected by customer…”

Charge-Off and Nonaccrual Policies and Practices, page 132

9. Please revise your future filings to provide a brief discussion of what a qualifying payment is for the purposes resuming interest accrual on your real estate secured loans. For example, clarify whether this consists of partial payments, full payments or some other requirement.

Response:

Our real estate secured loans are maintained on two mortgage loan servicing platforms. One platform (representing approximately two-thirds of our outstanding real estate secured loans) establishes a qualifying payment as a payment that is within $10 of the required payment. The second platform (representing approximately one-third of our outstanding real estate secured loans) establishes a qualifying payment as a payment that, on a life-to-date basis, leaves in total less than 50 percent of one required payment unpaid. This has no impact on the resumption of interest accruals on non-accrual real estate secured loans as interest accrual is resumed on these loans only when the customer makes the equivalent of six qualifying payments under the terms of the loan while maintaining a current payment status at the point of the sixth payment as disclosed on page 132 of the 2011 Form 10-K.

March 15, 2013

In our 2012 Form 10-K, we have added footnote (3) to our Nonaccrual Policies and Practices table in Note 2 on page 115 and footnote (2) to the table on page 125, to discuss differences in qualifying payments for real estate secured loans by platform, as follows:

“(x) Our real estate secured loans are currently maintained on two mortgage loan servicing platforms. One platform (representing approximately two-thirds of our outstanding real estate secured receivables) establishes a qualifying payment as a payment that is within $10 of the required payment. The other platform (representing approximately one-third of our outstanding real estate secured receivables) establishes a qualifying payment as a payment that, on a life-to-date basis, leaves the total less than 50 percent of one required payment unpaid.”

New Accounting Pronouncements Adopted, page 138

10. We note your disclosure that you recorded an additional $4.8 billion of receivables and a $925 million provision for loan losses as a result of your adoption of new troubled debt restructuring (TDR) guidance in the third quarter of 2011. These amounts appear to be material to your overall reported amounts of TDRs and provision for loan losses. Please tell us and revise your future filings to address the following so that a reader may better understand the significant changes in your reporting approach for these loans during the periods presented as a result of the new guidance. In this regard, please specifically address the following:

•

Discuss the criteria considered when concluding that modifications and re-ages were not troubled debt restructurings prior to the adoption of the new guidance. We note your discussion on page 132 that lists the various modifications you considered to be TDRs prior to adoption. Your disclosure also indicates that you were doing various other types of modifications not previously classified as TDRs that may have met the criteria. Discuss the specific points in the new guidance that changed your conclusion that modifications and re-ages were troubled debt restructurings when they were not previously.

Response:

Before the adoption of Accounting Standards Update (ASU) 2011-2, “Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” the basis for our view was paragraph 5(c) of FASB Statement No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“FAS 15”), codified in paragraph 15-9(c) of Accounting Standards Codification (“ASC”) Subtopic 310-40, “Troubled Debt Restructurings by Creditors,”. In applying paragraph 5(c) of FAS 15 or paragraph 15-9(c) of ASC Subtopic 310-40, we regarded the following types of loan modifications as concessions:

•	A permanent reduction of the stated rate of interest to a rate that is lower than the current market rate for new debt with similar risk;

•	A court imposed rate reduction due to bankruptcy;

•	An extension of the maturity date at a below-market interest rate;

•	Reduction of the face amount or maturity amount of the debt; and

•	Forgiveness of interest due on the debt

March 15, 2013

Accordingly, under our previous policy, we considered re-ages and temporary rate reductions (generally less than 12 months) granted to help borrowers overcome an unexpected financial difficulty not to be concessions. We viewed loans for which we granted two or more consecutive six-month interest rate modifications as permanent modifications and, therefore, concessions.

As discussed in the summary to ASU 2011-02, “there is current diversity in practice in identifying restructurings of receivables that constitute troubled debt restructurings for a creditor. The clarifying guidance in this Update should result in more consistent application of U.S. GAAP for debt restructurings.”

ASU 2011-02 amended ASC Subtopic 310-40, in part to provide guidance on when restructurings that result in a delay in payment are not concessions. This guidance led us to the conclusion that all of our loan modifications and re-aged loans, except for first-time early stage delinquency re-ages, should be classified as TDRs as the interest concessions on modifications and the payment deferrals on re-aged loans were no longer considered insignificant. Specifically, ASU 2011-02 added, in part, paragraphs 310-40-15-17 and 18, which state:

“A restructuring that results in only a delay in payment that is insignificant is not a concession. The following factors, when considered together, may indicate that a restructuring results in a delay in payment that is insignificant:

a.	The amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value of the debt and will result in an insignificant shortfall in the contractual amount due.

b.	The delay in timing of the restructured payment period is insignificant relative to any one of the following:

1.	The frequency of payments due under the debt

2.	The debt’s original contractual maturity

3.	The debt’s original expected duration

If the debt has been previously restructured, an entity shall consider the cumulative effect of the past restructurings when determining whether a delay in payment resulting from the most recent restructuring is significant.”

ASU 2011-02 also provided specific examples for consideration when determining if delays were insignificant. We considered Example 4, “Residential Mortgage Debt – Temporary Payment Deferral” in 310-40-55-20 through 22 as particularly relevant in our evaluation of significance. Those paragraphs state the following:

March 15, 2013

310-40-55-20 A restructuring that results in only a delay in payment that is insignificant is not a concession. This Example illustrates the guidance in paragraphs 310-40-15-17 through 15-18 for determining whether a delay in payment is insignificant. This Example assumes that the debtor is experiencing financial difficulties and is not intended to illustrate the determination of whether a debtor is experiencing financial difficulties.

310-40-55-21 A debtor obtains a 30-year mortgage loan that requires monthly principal and interest payments. In year 4, the debtor experiences financial difficulties and misses two payments. On the basis of the debtor’s financial hardship, the debtor and the creditor agree on a forbearance arrangement and repayment plan. Under the terms of the forbearance arrangement and repayment plan, the creditor agrees not to take any foreclosure action if the debtor increases its next four monthly payments such that each payment includes one fourth of the delinquent amount plus interest. The agreement does not result in the creditor charging the debtor interest on past due interest. At the end of the forbearance arrangement, the debtor will:

a.	Have repaid all past due amounts

b.	Be considered current in relation to the debt’s original terms

c.	Have resumed making monthly payments set out under the debt’s original terms.

310-40-55-22 The restructuring results in a delay in payment that is insignificant. At the time of the forbearance arrangement, the creditor expects to collect all amounts due for the periods of delay. Furthermore, the length of delay resulting from the forbearance arrangement is considered insignificant in relation to the frequency of payments due, the debt’s original contractual maturity, and the debt’s original expected duration.

Although the examples within ASU 2011-02 do not represent “bright lines” for judging when a delay is insignificant, we utilized them as a point of reference considered in formulating our judgment.

Interest rate modifications

When we modify the interest terms of loan contracts for borrowers who experience financial difficulty, it is typically for a minimum of six months. As a result, an application of the clarifications in ASU 2011-02, including the examples in the implementation guidance, caused us to conclude that interest rate modifications of less than 12 months were concessions that were not insignificant, which was different from our previous policy in which only permanent modifications, a 12-month or longer modification or two or more consecutive six-month modifications, were considered concessions.

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Re-aged loans

A collection re-age is a customer account management action that results in the resetting of the contractual delinquency status of an account to current but does not involve any changes to the original terms and conditions of the loan (other than that the overdue principal and interest is typically deferred to the end of the loan as a single balloon payment, with no interest accrued on the deferred interest component). If an account which has been re-aged subsequently experiences missed payment(s), it will again become contractually delinquent. Customers do not have to request the application of a re-age to their account as the servicing systems identify eligible accounts and initiate the process of granting the re-age.

The Company spent a significant amount of time assessing re-ages and subsequent performance of these loans in determining its policy for re-aged loans under ASU 2011-02. As a result of these analyses, during the third quarter of 2011, we ultimately concluded the following:

•

First-time early stage delinquency re-ages, which generally results in the equivalent of two payments being deferred, would be excluded from TDR classification as the contractual payment deferrals were deemed to be insignificant. With the significant majority of loans modified in this program being 30 year mortgage loans, we concluded that the delay of two contractual payments out of 360 contractual payments was generally determined to be insignificant as compared to the unpaid principal balance and interest expected to be paid on these loans. The application guidance in Example 4 of ASU 2011-02, which has been previously incorporated in the response to this question, was very similar to our fact pattern for re-aged loans and, accordingly, we concluded that a payment deferral of two payments for residential mortgage debt could be considered insignificant. In determining whether a loan was a first-time re-age, we determined that no other modifications had been granted since 2007 as it was not feasible to research these loans earlier than that date and we still expected to receive all original contractual amounts due.

•

First-time early stage re-ages that were not considered a TDR, but subsequently experiences any form of account management activity (i.e. modification or re-age), should be classified as TDRs. This conclusion was based on paragraph 310-40-15-18, which provides “If the debt has been previously restructured, an entity shall consider the cumulative effect of the past restructurings when determining whether a delay in payment resulting from the most recent restructuring is insignificant.” We determined that the cumulative effect of any subsequent restructurings would not result in the concession being insignificant and, as a result, classification as a TDR would be appropriate.

In our 2012 Form 10-K, we have added the following to our disclosure on the adoption of ASU 2011-02 on page 127:

“Prior to the adoption of the Accounting Standards Update, we did not view re-ages or temporary rate reductions (generally less than 12 months) as TDR Loans. We considered paragraph 5(c) of FASB Statement No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“FAS 15”), codified in paragraph 15-9(c) of Accounting Standards Codification (“ASC”) Subtopic 310-40, “Troubled Debt Restructurings by Creditors,” which provides guidance on when the modification of the terms of a loan contract represents a concession that may result in a modification qualifying as a

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TDR (the other criterion being the borrower experiencing financial difficulty). In applying paragraph 5(c) of FAS 15 or paragraph 15-9(c) of ASC Subtopic 310-40, we focused on whether re-ages or modifications resulted in reducing the interest rate on the loan for its remaining life. Accordingly, under our previous policy, although such concessions were an indication that the borrower was experiencing financial difficulty, we considered re-ages and temporary rate reductions (generally less than 12 months) granted to help borrowers overcome an unexpected financial difficulty not to be concessions. However, we viewed loans for which we granted a 12-month or longer or two or more consecutive six-month interest modifications as permanent modifications and, accordingly, concessions. Applying the clarifications in the Accounting Standards Update, including the examples in the implementation guidance, caused us to conclude that interest rate modifications of less than 12 months and re-ages (other than first-time early stage delinquency re-ages) were concessions to borrowers experiencing financial difficulty that were not insignificant and should be reported as TDR loans.”

•	Tell us whether you made any changes regarding how you considered whether a borrower was experiencing financial difficulty before and after the new guidance.

Response:

We did not make any changes in our evaluation as to whether the borrower was experiencing financial difficulty.

•

Quantify in more detail the different categories of factors driving the increase in TDRs upon adoption. For example, quantify how much was due to trial modifications not originally considered to be TDRs, re-ages not previously considered TDRs, change in how the concept of “financial difficulty” was considered, etc.

Response:

Following is a summary of the different categories driving the increase in the volume of TDRs at the date of adoption of ASU 2011-2.

Description	Amount
($ in billions)
Interest rate loan modifications less than 12 months in duration during January 1, 2011 through September 30, 2011	$1.4
Trial Modifications	0.2
Re-ages during January 1, 2011 through September 30, 2011, excluding first time early stage delinquency re-ages	3.2

Total Increase in TDRs Reported at Adoption	$4.8

In our 2012 Form 10-K, we have included the above table as part of our disclosure on the adoption of ASU 2011-02 on page 127.

March 15, 2013

•

Discuss why the reclassification of a loan to a TDR would have such a large impact on your related allowance for loan losses. Discuss the assumptions used for each type of loan that change once a loan is classified as a TDR. For example, for loans that are secured by real estate, discuss whether you previously included these loans in your impairment analysis as a part of a pool of loans or evaluated them individually. If you evaluated them individually, clarify whether they were considered to be collateral dependent loans or whether you utilized the present value of cash flows when determining the amount of required allowance.

Response:

Before re-classifying these loans as TDRs, they were included as part of a pool of loans subject to our roll rate migration analysis which estimates probable incurred losses based on the likelihood that a loan will progress through the various stages of delinquency and ultimately charge-off. This analysis considers delinquency status, loss experience and loss severity expected based on the underlying collateral and takes into account whether loans are in bankruptcy, or have been subject to an account management action, such as re-age or modification.

Upon classification as a TDR, these loans are aggregated and the credit loss reserve is determined based on the present value of all future cash flows. The increase in the credit loss reserve for these loans after classification as a TDR is mostly attributable to the following:

•	The explicit consideration of the time value of money and the use of the original effective interest rate (which is often higher than the current interest rate); and

•

The roll rate migration analysis typically only considers incurred credit losses and does not consider all expected future cash flows which include cash flow shortfalls throughout the life of the loan.

In our 2012 Form 10-K, we have added disclosure to the first paragraph under the table of our disclosure on the adoption of ASU 2011-02 on page 127, as follows (underlining represents new disclosure):

“…….An incremental loan loss provision for these receivables using a discounted cash flow analysis of approximately $925 million was recorded during the third quarter of 2011. This discounted cash flow analysis, in addition to considering all expected future cash flows, also takes into consideration the time value of money and the difference between the current interest rate and the original effective interest rate on the loan. This methodology generally results in a higher reserve requirement for TDR Loans than loans for which credit loss reserves are established using a roll rate migration analysis that only considers incurred credit losses. The TDR Loan balances and related credit loss reserves for consumer receivables reported as of December 31, 2010…….”

March 15, 2013

•

Your disclosure on page 32 indicates that as a result of the new guidance, substantially all re-ages are now considered to be TDRs. Please revise future filings to discuss whether this was true prior to the adoption of the new guidance. If not, describe the facts and circumstances under which a loan would be re-aged but not considered a TDR. Discuss how many times and how often a loan would be re-aged before it would be considered a TDR and how you considered previous and/or multiple re-ages in making the conclusion that a loan was or was not a TDR.

Response:

Please see the response regarding re-ages under the first bullet above for a description of the Company’s historical accounting practice for re-aged loans and the items considered in ASU 2011-02 for the changes recognized in September 2011.

In our 2012 Form 10-K, we have expanded our disclosure set out in the Summary of Significant Accounting Policies in Note 2 on page 114 as follows (underlining represents new disclosure):

“…Prior to 2011, loans which have been granted a permanent modification, a twelve-month or longer modification, or two or more consecutive six-month modifications were considered TDR Loans, and loans which were granted re-ages were not considered TDR Loans as these were not considered permanent modification events. Modifications may include….”

Note 6. Receivables, page 147

Age Analysis of Past Due Receivables, page 148

11. Since re-ages and modifications appear to be a significant part of your risk management process, please revise this disclosure to present the balances of modified and/or re-aged loans separately from your regular loan portfolio.

Response:

Please refer to our disclosure on page 88 of the 2011 Form 10-K, (as further expanded on page 74 of our 2012 Form 10-K), where we present the aging of real estate secured loans in our portfolio that were modified and/or re-aged for each reported period in a more condensed fashion which we believe gives a reader of our financial statements the ability to evaluate the performance of these loans.

12. Please revise your future filings to describe the different payment percentage requirements for each platform so that a reader may understand the extent of variability between various platforms and discuss how these differences could affect your aging disclosures.

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Response:

Please see the response to question 9 regarding qualifying payment criteria and the proposed enhancements to our disclosures in future filings.

Troubled Debt Restructurings, page 149

13. We note your disclosure on page 114 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that you do not include disclosure of re-ages due to bankruptcy in your tabular disclosure of re-ages, but it is unclear if you consider these loans to be TDRs. Please revise your disclosure in future filings to describe the specific facts and circumstances considered when determining that a borrower is experiencing financial difficulties for the purposes of determining whether a modification or a re-age meets the criteria to be classified as a TDR.

Response:

Loans involving a bankruptcy would be considered to be a TDR if the loan otherwise met the criteria referred to below and, prior to January 1, 2011, if the loan had been granted a permanent modification, a 12 month or longer modification, or two or more consecutive six- month modifications. As disclosed on page 102 of the September 30, 2012 Form 10-Q and on page 33 of our 2012 Form 10-K, beginning in the fourth quarter of 2012 all Chapter 7 bankrupt loans remaining in our portfolio that have not been re-affirmed will be reported as TDRs.

In response to the second part of this question, the Company uses a variety of customer account management practices which are designed for customers experiencing financial difficulty. Consistent with our policy established upon the adoption of ASU 2011-02 beginning in the third quarter of 2011, we believe that multiple or later stage delinquency re-ages or a need for a modification to any of the loan terms other than to provide a market rate of interest provides evidence the borrower is experiencing financial difficulty and a concession has been granted that is more than insignificant.

In our 2012 Form 10-K, we have expanded our disclosure on the adoption of the ASU as set out in Note 6 on page 126, as follows (underlining represents new disclosure):

“….Under this new guidance, we have determined that substantially all receivables modified as a result of a financial difficulty, regardless of whether the modification was permanent or temporary, including all modifications with trial periods, should be reported as TDR Loans. Additionally, we have determined that all re-ages, except first time early stage delinquency re-ages where the customer has not been granted a prior re-age or modification since the first quarter of 2007, should be considered TDR Loans, as we believe that multiple or later stage delinquency re-ages or a need for a modification to any of the loan terms other than to provide a market rate of interest provides evidence the borrower is experiencing financial difficulty and a concession has been granted that is more than insignificant. As required, the new guidance was applied retrospectively….”

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14. Please tell us the driver of the significant increase in new TDRs during the fourth quarter of 2011. In this regard, it appears from your disclosure on page 150 that you had $4.8 billion of new TDRs upon the adoption of the new ASU in the third quarter of 2011, but the table at the bottom of page 150 indicates that you had $7.8 billion of new TDRs during all of 2011 due to account management action taken during 2011. Please advise, and separately quantify the effects of the increase in TDRs if due to multiple factors.

Response:

The $7.8 billion of new TDRs during 2011 includes all accounts which, as a result of an account management action taken during 2011, resulted in an initial classification of the account as a TDR.

The $7.8 billion of new TDRs in 2011 can be summarized as follows:

Description	Amount
($ in billions)
Loans qualifying as TDRs under previous guidance prior to adoption in Q3 2011	$1.3
New TDRs identified in Q3 2011 as a result of the adoption of ASU 2011-02	$4.8
Loans qualifying as TDRs in Q4 2011 (previous and new guidance)	$1.7

Loans which became classified as TDRs in 2011	$7.8

The $4.8 billion, which is a component of the total $7.8 billion of new TDRs disclosed on page 150 of the September 2011 Form 10-Q, represents the incremental amount of TDRs that were reported retrospectively for restructurings that occurred on or after January 1, 2011 upon adoption of the new guidance. As noted above, during the fourth quarter of 2011, we reported an additional $1.7 billion of TDR loans, which as a result of an account management action in the fourth quarter, met the criteria to be classified as a TDR. It should be noted that the volume is generally consistent with the quarterly average volume through the third quarter of 2011.

As disclosed on page 150 of the 2011 Form 10-K, substantially all of the new TDRs reported during 2011 resulted from the re-aging of past due accounts or loan modifications involving interest rate reductions. In this regard, of the $7.8 billion of TDRs reported in 2011, $3.6 billion were associated with modifications and $4.2 billion were associated with re-aging past due accounts.

In our 2012 Form 10-K, we have added footnote (1) to the new TDR classification table in Note 6 at the bottom of page 127 and at the top of page 128, breaking out TDR volume by factor.

15. We note your disclosure on page 150 that you have $1 billion of first time early stage delinquency accounts which had been re-aged since January 1, 2011 which were not reported as TDRs. We also note your response to prior comment 2 in your letter dated January 30, 2012 where you indicated that first time early stage delinquency re-ages, which generally result in the equivalent of two payments being deferred, could be excluded from TDR classification as the contractual payment deferrals were deemed to

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be insignificant. Given the significant amount of these types of re-ages, please tell us whether you have any data as to how many of these types of re-ages resulted in a subsequent re-age or modification. To the extent that a significant percentage do subsequently result in additional re-ages or modifications, please tell us how you concluded that they should not be considered TDRs upon the first re-aging. Additionally, please tell us how many first time early stage delinquency re-ages were performed during the nine months ended September 30, 2012 and not considered TDRs.

Response:

Of the $1.0 billion of first time early stage delinquency re-ages which were excluded from TDR classification upon adoption of ASU 2011-02 in 2011, approximately $400 million have subsequently qualified as TDRs through December 31, 2012 due to a further modification or re-age, of which 80 percent were 30 days or less delinquent at December 31, 2012.

First time re-ages less than 60 days delinquent not considered TDRs are segregated from the general population of loans for credit risk management purposes. Our roll rate methodology establishes higher credit loss reserves for this portfolio based on the specific risk factors of this portfolio and uses a longer emergence period for recent re-ages to incorporate the additional time afforded to the borrower for the re-age event.

We determined that these first-time early stage delinquent loans should not be considered TDRs at the time of their initial re-age due to the fact that a significant amount of these loans do not receive subsequent account management action and the amount of the concession is insignificant. We also evaluated whether a proportionate amount of these loans should be considered TDRs at the time of the initial re-age event based on the historical proportion of those that receive subsequent account management action. We determined that the unit of account under ASU 2011-02 was at the individual loan level and, therefore, hypothetical pools of loans could not be considered TDRs.

In response to the final portion of this question, approximately $568 million of early stage delinquent accounts received first-time re-ages during the nine months ended September 30, 2012.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 9

Note 5. Credit Loss Reserves, page 24

16. We note your disclosure that historically your roll rate migration analysis resulted in approximately 7 months of loss coverage in your credit loss reserves based on your model’s estimation of the likelihood a loan will progress through the various stages of delinquency and ultimately charge-off. Your disclosure indicates that based on discussion with your regulators, you are reviewing your estimate of the loss emergence period to determine what changes should be made to your credit loss reserve estimate. We also note the response provided by HSBC Holdings plc to comment 13 in a letter dated September 14, 2012. Please respond to the following:

•	Tell us how long you have used a 7 month loss emergence period; and

March 15, 2013

Response:

We have used a 7-month loss emergence period in our roll rate migration analysis since December 2009, when we changed our charge-off policy for real estate secured loans and personal non-credit card loans to be at six months contractually delinquent. In this context, the term “loss emergence period” reflects the period of time from when an account was last recorded as current through to charge-off.

•

Tell us whether you expect to see, or have seen changes in, the reviewed loss emergence period over the past 6 years, particularly in response to changes experienced during the financial crisis. If so, discuss the types of factors that drive the length of the loss emergence period.

Response:

We have seen changes in our portfolio performance since 2009 which have caused us to augment our credit loss reserve for portfolio risk factors not fully reflected in the roll rate migration analysis. Examples of items historically considered when augmenting the roll rate migration analysis include recent trends in front-end and back-end roll rates, early charge-offs, seasonality, severity and other recent trends which could be indicative of stress in the portfolio.

Note 6. Receivables Held For Sale, page 26

17. We note that you transferred approximately $6.8 billion of receivables to the held for sale category during the second quarter of 2012 and recorded an approximately $1,547 million valuation allowance and a $112 million write down due to credit declines upon transfer. Your disclosures indicate that the decline in these fair value loans was due to factors other than credit. Please address the following:

•

Revise your disclosure to discuss the reasons driving your decision to sell these loans. In this regard, it is unclear why you decided to sell these loans at a substantial discount to a third party when your expectation, as servicer, of the potential cash flows related to these loans appears much higher.

Response:

In alignment with our Group strategy to ensure effective deployment of capital and to improve cost efficiency, during the second quarter of 2012, HSBC Finance initiated a review of its run-off Consumer and Mortgage Lending real estate secured receivable portfolio and identified a population of receivables to sell on a servicing-released basis. Specific receivable pool selection was determined with a desire to maximize capital relief and saleability. The receivable pool identified consisted of first lien real-estate secured partially charged-off accounts as of June 30, 2012, with an unpaid principal balance of approximately $8.1 billion. The net realizable value of these

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receivables after considering the fair value of the property less costs to sell was approximately $4.6 billion, which was the carrying value at the time of transfer to held for sale. Therefore, credit losses of approximately $3.5 billion were recognized prior to the transfer. Reducing these types of assets (generally non-earning receivables in the process of being foreclosed and transferred to other assets) is expected to be capital accretive and will reduce funding requirements, accelerate portfolio wind down and also alleviate operational burden and costs given that these receivables are servicing intensive and subject to foreclosure delays. Receivables greater than 180 days past due require extensive amounts of capital under the U.K. Financial Services Authority’s capital rules and the extension of the foreclosure timeline in the U.S. has increased the capital requirements for this run-off book. This factor combined with the increase in the market’s appetite for this asset class, led HSBC Holdings and HSBC Finance to the decision that the sale of certain of these assets at market prices would be the best financial decision based on current facts and circumstances. As discussed further in response to comment 18, these receivables are intended to be sold over a period of time in pools of approximately $750 million in unpaid principal balance each quarter.

As part of this same review, we also determined that, given current market conditions, a sale of the remaining personal non-credit card receivable portfolio would result in a significant reduction in risk-weighted assets, which would provide net capital relief, reduce funding requirements and allow HSBC Finance to exit an entire product line, reducing both the related cost infrastructure and operational risks. During the second quarter of 2012, HSBC Finance made the decision to sell this entire portfolio.

In our 2012 Form 10-K, we have expanded the first and fourth paragraphs of our disclosure in Note 7 beginning on page 133, as follows (underlining represents new disclosure):

“As discussed in prior filings, we have been engaged in an on-going evaluation of the optimal size of our balance sheet taking into consideration our liquidity, capital and funding requirements as well as capital requirements of HSBC Holdings. As part of this on-going evaluation, we identified a pool of real estate secured receivables for which we no longer had the intent to hold for the foreseeable future and, as a result, transferred this pool of real estate secured receivables to receivables held for sale during the second quarter of 2012. The receivable pool identified comprised first lien partially charged-off accounts as of June 30, 2012, with an unpaid principal balance of approximately $8.1 billion. The net realizable value of these receivables after considering the fair value of the property less costs to sell was approximately $4.6 billion prior to transfer. Reducing these types of assets is expected to be capital accretive and will reduce funding requirements, accelerate portfolio wind down and also alleviate some operational burden given that these receivables are servicing intensive and subject to foreclosure delays. Receivables greater than 180 days past due require extensive amounts of regulatory capital under the U.K. Financial Services Authority’s requirements and the extension of the foreclosure timeline in the U.S. has increased the capital requirements for this run-off book of business. This factor combined with the increase in the market’s appetite for this asset class, led us to the decision that the sale of certain of these assets would be the best financial decision based on certain facts and circumstances.”

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“In addition to the real estate secured receivables discussed above, we also determined that, given current market conditions for the personal non-credit card receivable portfolio, a sale of our remaining personal non-credit card receivables is expected to reduce a significant amount of risk-weighted assets which would provide net capital relief, reduce funding requirements and allow us to exit an entire product line, reducing both the related cost infrastructure and operational risk. As such, during the second quarter of 2012, we made the decision to pursue a sale of the personal non-credit card receivable portfolio. The personal non-credit card receivable portfolio was previously held for investment purposes and was transferred to held for sale during the second quarter of 2012 as we no longer had the intention to hold our portfolio of personal non-credit card receivables for the foreseeable future and anticipate these receivables will be sold in the near term…”

•

Tell us in detail how you considered the 2001 Interagency Guidance on Certain Loans Held For Sale that states that “adjustments to the recorded investment of loans can be excluded from this guidance only when fair value declines result from changes in interest or foreign exchange rates and clearly are not attributable, in any respect, to an increase in credit or transfer risk” when concluding that recording a valuation allowance was appropriate, as opposed to recording a new cost basis for the loans and charging the decline in fair value to the allowance for loan losses.

Response:

The 2001 Interagency Guidance referred to above was considered in determining whether a non-credit component of the decline in receivable value should be recognized. As disclosed in footnote 2 on page 28 of the September 2012 Form 10-Q, the portion of the lower of amortized cost or fair value adjustment attributable to credit for the personal non-credit card portfolio of $112 million was determined by giving consideration to the impact of over-the-life credit loss estimates as compared to the existing credit loss reserves prior to our decision to transfer the receivables to held for sale. There was no lower of cost or fair value adjustment allocated to credit for the transferred real estate secured receivables as these receivables were previously carried at the lower of amortized cost or fair value of the collateral less costs to sell (i.e. credit losses had already been recognized prior to the transfer of the receivables to held for sale). We concluded, therefore, that the market reduced pricing for real estate receivables is driven by both the yield required by market participants and views of market participants on different loan characteristics. Many of these receivables remain classified as receivables (rather than real estate owned) only due to the foreclosure delays as we are awaiting the foreclosure process to be completed and title to transfer, at which time the receivables would be transferred to real estate owned. The adjustment to reduce the transferred real estate secured receivables to the lower of amortized cost or fair value is substantially related to the discount rate or expected return the market participant would require in sales transactions and is not related to a different view about the extent of credit losses. As explained below,

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market participants would utilize the Company’s broker price opinions or appraisals in their valuation process (i.e. the same information the Company uses in measuring credit losses). The receivables are primarily non-earning assets which are required to be discounted in order for the market participant to earn their required rate of return. As a result, the fair value of the receivables for purposes of a sale to a market participant will be lower than the fair value of the collateral less costs to sell which was used for purposes of our credit loss measurement prior to transferring the receivables to held for sale.

•

Given that a substantial majority of the real estate secured loans were recorded at the fair value of collateral less cost to sell since that was the primary source of repayment, please provide an additional analysis and discussion of the factors considered when concluding that the decline in fair value was not due in any respect to declines in credit quality. We note your disclosure of the factors a third party investor would consider, many of which appear to be related to credit quality, such as consideration of credit losses, volatility and timing of cash flows, the cost of capital associated with potential volatility and timing of cash flows and the illiquid nature of loans where repayment is expected from the sale of collateral rather than cash flows from the borrower.

Response:

As disclosed in footnote 2 to the table on page 28 of the September 2012 Form 10-Q, we determined there was no lower of cost or fair value adjustment allocated to credit for the real estate secured receivables as these receivables were previously carried at the lower of amortized cost or fair value of the collateral less cost to sell prior to the transfer of the loans to held for sale as we considered the collateral as the sole source for repayment. The fair value of the collateral represents the amount an individual would pay for a specific real estate property. This collateral fair value will differ from the discounted price an investor would pay for the loan in order to earn an appropriate rate of return on their investment. Our disclosure of the factors a third-party investor would consider represents factors we and our third-party investment advisors believe a third-party would consider in addition to collateral value. However, it is not practicable to quantify the effect that individual factors have on market pricing. We received valuations from multiple pricing sources for the real estate secured portfolio during 2012 and, in all cases, the total value of the portfolio has been consistent. However, the pricing of the loans can vary significantly based on each market participant’s views of these factors for the underlying loans. These market-based assumptions are not based on the portfolio performance that we observe in servicing this portfolio but are instead based on the views of market participants and advisors as to the fair value of the receivables. In other words, upon classification of the receivables to held for sale, fair value represents the amount an investor would ascribe to a pool of receivables as opposed to an individual buying a specific real estate property. Therefore, we believe these market participant views of our portfolio are driven by the expectations of a required rate of return and are not related to the level of credit losses we experienced on this portfolio.

March 15, 2013

•

We note your disclosure of the severity assumption on page 59, which ranges from 25% to 75% with an average of 56% for real estate collateralized loans and ranges from 13% to19% for personal unsecured loans. Please explain what your estimate of the range and weighted average severity of loss for these loans was by loan type prior to transfer and reconcile why a third party investor’s assumption of severity is so different from your own.

Response:

Prior to classification as held for sale, these real estate collateralized receivables had been written down to the lower of amortized cost or fair value of the collateral less costs to sell. Values were primarily determined based upon broker price opinions or appraisals, which were updated every 180 days. Each loan’s individual value was determined using broker price opinions or appraisals which had an average severity of approximately 39 percent. As previously discussed in the preceding bullet, we believe that third-party investors would assume the same severity. We note that there is an error in our weighted average severity disclosure on page 59, which indicates an average severity of 56 percent. We have corrected this presentation in our 2012 Form 10-K.

The personal non-credit card receivables weighted average year-to-date monthly loss rates are approximately 14 percent through August 2012. The 13 to 19 percent unsecured range was included in the advisor’s range of market participant outcomes but the preponderance of market view was approximately 14 percent which is in line with actual recent experience.

•

We note your disclosure on page 18 of the balance of past due personal non-secured loans at December 31, 2011. This disclosure indicates that a large portion of the personal non-secured loans may have experienced a decline in credit quality at the time of transfer since approximately 25% of these loans were reported as past due. We also note your disclosure on page 28 that of the total fair value adjustment made related to these loans, only $112 million appears to relate to credit quality. Similar to the above, please tell us in detail the factors considered when concluding that the decline in fair value of these loans was not solely due to a decline in credit quality.

Response:

Our estimate of probable incurred losses on the personal non-credit card receivable portfolio was reflected in our credit loss reserves for these loans prior to the transfer to held for sale as part of our normal credit loss reserve process. Please refer to our response under the second sub-bullet to comment 17 above for a discussion about how the $112 million was determined. This amount represented an expectation of the remaining losses on the portfolio in excess of the credit loss reserves recognized at the time of transfer. It should be noted that in addition to the $112 million credit loss component of the fair value adjustment, the personal non-credit card receivable portfolio had previously established credit loss reserves of $865 million, which reduced the balance of the receivables reclassified to held for sale.

March 15, 2013

•

Discuss the differences in the models used to value the collateral, both before and after the decision to sell was made. For example, discuss the differences in potential cash flow volatility assumptions, timing of cash flows, the amount of assumed third party required yield, etc.

Response:

Prior to the classification as held for sale, these receivables had been written down to the lower of amortized cost or fair value of the collateral less costs to sell. Values were determined based upon broker price opinions or appraisals, which were updated every 180 days. During the quarterly period between updates, real estate trends were reviewed on a geographic basis and additional downward adjustments were recorded as appropriate.

Once the decision was made to sell these receivables, the receivables were reclassified to held for sale and recorded in the aggregate at the lower of cost or fair value. Upon reclassification, fair value no longer represents solely our estimate of the fair value of the collateral or the exit price an individual would pay for each real estate property. Rather, fair value represents the price we believe a third-party investor would pay to acquire the pool of receivables. We received an analysis from two advisors which indicated the base severities were similar to our internal estimates and the assumed purchaser would require a reasonable yield (potentially 10 to 15 percent) based on the expected timing of cash flows.

18. We also note your disclosure that indicates you intend to sell these loans in multiple transactions over the next two years. It appears from your disclosure that while you may have a plan to sell these receivables “generally over the next two years”, you do not have a specifically identified buyer for the loans. It is also unclear if you have developed a specific plan of sale for these loans or have only identified loans that you may sell in the next two years. As such, it is unclear from your disclosure how you met the criteria to classify all or a portion of these loans as held for sale. Please address the following:

•	Please provide us more specific details regarding your plan of sale that led you to conclude that you no longer have the intent and ability to hold these loans for the foreseeable future.

Response:

We note that unlike ASC Topic 360, Property, Plant, and Equipment, which, among other held-for-sale classification criteria, would require an entity to have developed a specific disposal plan and initiated an active program to locate a buyer and other actions to complete the disposal plan, the held-for-sale classification and measurement criteria in ASC Topic 310, Receivables, are less stringent in that they only require an entity to have an intention to sell receivables to classify them as held for sale. Paragraph 310-10-3-49 requires an entity to classify loans as held for sale once it has made a decision to sell them. The classification based on management’s intention was also acknowledged by Ashley Carpenter, Professional Accounting Fellow, Office of the Chief Accountant of the U.S. Securities and Exchange Commission, in his speech at the 2007 AICPA Conference on Current SEC and PCAOB Developments.

March 15, 2013

HSBC Finance currently intends to sell real estate secured receivables from the loan pool defined in the answer to the first sub-bullet of comment 17 above. Indications from HSBC Finance’s advisors were that they believe a market for such paper exists in the region of $750 million in 2012 and $3.0 billion ($750 million per quarter) in 2013 and 2014 based on unpaid principal balance. HSBC Finance and its financial advisors believed at the time and continue to believe that it is probable the loan sales will be successful and such receivables can be sold at a price which will be capital accretive.

With regard to the personal non-credit card portfolio, active marketing of the portfolio began in the third quarter of 2012, and preliminary bids were received during the fourth quarter of 2012. Final bids were received in February 2013 and a definitive purchase agreement was signed on March 5, 2013. We anticipate the sale of the entire portfolio will be completed in the first half of 2013.

•

We note your disclosure on page 27 that 20% of the transferred loans could migrate to other real estate owned in future periods prior to the sale of the loan. We also note that you recorded a recovery of the valuation allowance of $26 million in the third quarter of 2012 related to loans transferred to REO. Please tell us the average expected life for each pool of loans identified as held for sale, by delinquency category (i.e. past due 30 days, 31-60 days, etc.) if possible. Tell us how you concluded that certain loans further along in the foreclosure and/or recovery process should not be classified as held for investment considering their relatively short remaining expected lives and your disclosure regarding the two year timeframe over which you anticipate the potential sale of the loans.

Response:

Receivables that management has the intent and ability to hold for the foreseeable future should be classified as held for investment. The real estate secured receivable portfolio held for sale is comprised of accounts which have been partially charged off and the substantial majority are currently at some stage in the foreclosure process. Our intent is to sell receivables at all stages of the foreclosure process.

Given the timeframe over which we believe we will sell the real estate loans identified, we noted and disclosed that it was likely a portion of these receivables would complete the foreclosure process and the underlying collateral disposed of prior to their sale to third parties. It is not possible to determine the average expected life for each pool of receivables identified as held for sale given the uncertainties corresponding to future geographic foreclosure process timelines, relatively slow processing of foreclosure volumes in recent periods, and the timing and size of sales tranche distribution by geographic location. Given the relatively short estimated sale period of multiple tranches over approximately two years, we concluded that

March 15, 2013

excluding certain receivables further along in the foreclosure process was neither feasible nor was it appropriate to classify these receivables as held for investment, given it was not our intent to hold them despite the possibility that some were likely to be settled through foreclosure, therefore it was appropriate to include the entire pool of receivables as held for sale with appropriate disclosure.

Note 13. Business Segments, page 48

19. We note your disclosure that upon sale of the Insurance business you will report the corporate and treasury activities within the Consumer segment and will no longer report an “All Other” caption within segment reporting. Please tell us whether you will continue to present your segment results under IFRSs in your future filings, since this is the basis on which management reports internally and if not, please explain why not.

Response:

We will continue to report segment results under IFRSs in future filings based on the consolidated continuing operations of the Company.

Management’s Discussion and Analysis of Financial Condition…, page 69

International Financial Reporting Standards, page 82

20. We note that you have reversed a $56 million litigation accrual in your reconciliation of net loss under U.S. GAAP to net loss under IFRSs. Your disclosure on page 83 indicates that this difference is driven by the fact that under U.S. GAAP, litigation accruals are recorded when it is probable that a liability has been incurred and the amount is reasonably estimable, but under IFRSs, a present obligation must exist for an accrual to be recorded. For the accruals in question, please tell us how you concluded that it was not more likely than not that a present obligation existed at the end of the reporting period.

Response:

The litigation accrual difference of $56 million within the U.S. GAAP to IFRSs reconciliation of Net Loss relates solely to the Card Services Litigation disclosed within the Litigation – Discontinued Operations section on page 64 of the September 2012 Form 10-Q.

On January 13, 2012, the defendants in these matters responded to the mediator that they would seek as a group to move forward toward a settlement based on the mediators’ proposal. On the same day, the mediator notified the defense group that the plaintiffs also notified the mediator that they would seek to move forward toward a settlement based on the mediator’s proposal. At that point, a process began whereby all parties entered into active discussion in terms of working to finalize an agreement. At this point, we determined that the loss contingency criteria of ASC 450-20-25-2 were met in conjunction with the illustrative guidance provided in this standard (ASC 450-20-55-18) in regards to how the Company intended to respond to the suit. This information was considered in our fourth quarter 2011 litigation accrual and the full amount of the mediators proposed settlement of $56 million, after taxes, was accrued in 2011 under U.S. GAAP.

March 15, 2013

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) a provision is recognized only when the entity has a present obligation (legal or constructive) as a result of a past event. In order to establish that a party has created a constructive obligation, there must be an event which is an action of the entity and this event must create a valid expectation in other parties that the entity will accept certain responsibilities and will discharge those responsibilities.

An entity may decide that, while it is more likely than not to be successful in defending a claim, the risks of an adverse decision, the costs of proceeding with the litigation or the risk of reputational damage are such that it would make more commercial sense to reach a settlement without admission of liability. Under IAS 37, the making of an offer to settle a case in advance of its resolution does not necessarily mean that an obligation exists or has been created by the offer, however likely that the case will be settled. Offers to settle are a standard part of negotiation on legal cases in the United States. These offers are made without prejudice and can be withdrawn at any time. The offer made in January 2012 did not create a constructive obligation and, therefore, no liability was recognized under IFRSs at December 31, 2011. This is different from U.S. GAAP, where there is a presumption that an offer to settle would meet the loss contingency criteria of ASC 450-20-25-2.

During the third quarter of 2012, the parties entered into a Memorandum of Understanding (‘MoU’). We believe entering into the MoU was the event that created the constructive obligation under IFRSs. The entering into this arrangement, while not legally binding, created a valid expectation in the other parties that the Company will discharge its obligation. This conclusion was based on the fact that once the MoU was signed it would not be practically feasible for the Company to justify its withdrawal from the obligation on a unilateral basis, unless some new facts emerge which distinguished the Company from the other parties, and it was considered highly unlikely that any new facts will emerge which would have this effect.

Customer Account Management Policies and Practices, page 109

21. We note your tables showing the number of accounts and outstanding receivable balances for loans where a collection re-age was performed, a modification-only was performed, and a modification re-age was performed. We also note your footnote data on page 111 showing the current delinquency status of the loans remaining in the portfolio that were granted modification of loan terms and/or re-aged. To the extent possible, please disclose whether there are any trends in the types of re-ages or modifications that are more likely to experience a subsequent payment default and/or require a subsequent modification/re-age, and how that is taken into consideration in your allowance for loan losses. In this regard, we note the response to comment 16 in the letter from HSBC Holdings plc dated September 14, 2012 that loans are segregated into pools that have been subject to a first time re-age at less than 60 days past due and those which have been subject to multiple re-ages or were re-aged at more than 60 days past due. As part of your response, tell us whether it would be possible to show the footnote data about delinquency status separately for loans where only a collection re-age was performed, only a modification was performed, etc. Alternatively, please tell us whether you could determine the relative percentage of each category type that has required a subsequent modification/re-age.

March 15, 2013

Response:

Generally, in our experience, we have found that the earlier in the default cycle we have been able to perform a re-aging or loan modification, the lower the rate of recidivism is likely to be. Additionally, we have found that loan modifications with significant amounts of payment reduction experience lower levels of recidivism. As discussed more fully on page 131 of the 2011 Form 10-K, we estimate probable incurred losses for consumer receivables which do not qualify as a TDR using a roll rate migration analysis that estimates the likelihood that a loan will progress through the various stages of delinquency and ultimately charge-off. This analysis takes into an account whether a loan has been subject to account management policies and practices, including re-age and modification and delinquency status may be affected by these customer account management policies and practices. When customer account management policies shift loans from a “higher” delinquency bucket to a “lower” delinquency bucket, this will be reflected in our roll rate statistics. To the extent that restructured accounts have a greater propensity to roll to higher delinquency buckets, this will be captured in our roll rates. Since the loss reserve is computed based on the composite of all these calculations, this increase in the roll rate would be applied to receivables in all respective buckets, which will increase the overall reserve level.

With regard to the footnote data on delinquency on page 111 of the 2012 Form 10-Q, we have expanded this disclosure prospectively on page 74 of our 2012 Form 10-K to disclose delinquency information separately for accounts with re-ages only, modifications only and both modification and re-age.

In our 2012 Form 10-K, we have also added the following disclosure on page 72 as follows:

“Generally, in our experience, we have found that the earlier in the default cycle we have been able to perform a re-aging or loan modification the lower the rate of recidivism is likely to be. Additionally, we have found that for loan modifications, modifications with significant amounts of payment reduction experience lower levels of recidivism.”

March 15, 2013

In connection with the responses provided above, HSBC Finance hereby acknowledges that:

•	HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC Finance may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

These responses herein have been reviewed with the Chairman of our Audit Committee. If you have any questions about our responses contained in this letter or the referenced filings, please call Mick Forde, Senior Vice President and Deputy General Counsel of HSBC Finance Corporation at (224) 880-7337 or Mike Reeves, Executive Vice President and Chief Financial Officer of HSBC Finance Corporation at (224) 568-0108.

Sincerely,

/s/ Michael A. Reeves

Michael A. Reeves

Executive Vice President and Chief Financial Officer

HSBC Finance Corporation